
Job Search made fun and effective
Track Jobs at your fingertips
Matching Jobs from ANY job board
Identify and fill Skill Gaps
24x7 Career Coach
APPLIED
INTERVIEW
OFFER
ACCEPTED
CareerGenie

INVEST IN **CAREERGENIE**

Your Pocket Career Coach powered by AI & live job market data

careergenie.app New York, NY

Highlights

1. Our Beta app has 2000+ sign-ups, 1000+ journeys started and 500+ jobs applied to.

2. We're backed by Techstars (S24) as well as Microsoft for Startups.

3   We've already signed pilots with 5 higher-ed institutions with a net reach of 150,000+ job seekers.

4   One pilot partner has already decided to switch from Handshake (large competitor) to CareerGenie.

5   We bring a combined expertise of over 14 years in career education and 34 years in tech & data.

6   Our CEO, Abhy, is a seasoned Career Coach and has worked with 1000s of job seekers & employers.

7   Our CTO, Ricardo, is a 2x founder, taking his last series B funded company to $50M in transactions.

8   We have 4 data scientists in the team, who are determined to make job market data more accessible.

Featured Investor

 **Alejandro Torres Pérez**

Syndicate Lead

Follow | Invested $5,000

"As the lead investor in CareerGenie, I am thrilled to be part of a venture that addresses a fundamental aspect of our lives: our careers. Having experienced multiple career transitions myself, I recognize the challenges that job seekers face in navigating today's rapidly evolving job market. Founder and CEO Abhy's journey resonates deeply with me, as he has not only identified a common problem but has also dedicated years to crafting a solution that empowers individuals to find fulfilling career paths. Through personalized support and leveraging data-driven insights, CareerGenie is revolutionizing the job search process, making it both scalable and affordable. The impact-driven team behind CareerGenie, coupled with Abhy's firsthand experience in guiding thousands of students and alumni through their career journeys, instills confidence in the potential of this venture to transform the way we approach career development. I am investing in CareerGenie because I believe in its mission to democratize access to career guidance and empower individuals to achieve their professional aspirations. I am also investing because I have had the privilege to study and work with Abhy and I know from first hand about his dedication, skills and most importantly passion for this topic. I am also sure of his leadership and human skills that will be able to inspire his team to make this dream a real success. Join me in supporting this innovative solution that has the power to reshape the future of work for countless individuals."

Our Team



Abhy Choumal   CEO

Coached 2000+ job seekers and helped 500+ employers in finding their next best hire.



Jose Ricardo Gomes Dos Santos   Product

2x founder (series B). Took his last company to $50M in transactions as the CEO.



Irina Zilbergleyt   Finance & Strategy

Employment Consultant for IFC. 8+ years on buy side of career support technology. 15+ years in Investment Banking.



Stephan Leeds   Partnerships

5+ years in workforce development. 7+ years in impact foundations.

Our Story

Our careers make up almost a third of our entire life's journey. Most of us define our contribution to the society and take many of our life's decisions around our careers. Yet, not all of us have access to the tools & knowledge needed to explore the evolving possibilities within the world of work and find our space to build a fulfilling career.

After going through 4 career changes himself and helping many colleagues & classmates through their career journeys, our founder & CEO, Abhy, noticed a common problem faced by job seekers. The whole process of job search is boring, disconnected from the rapidly changing demands of the job-market and gets demotivating very easily as rejections start piling up.

This pushed Abhy to spend the next 5 years working as the Head of Technology Careers at the university & business school he graduated from, where he helped 1000s of students & alumni navigate their career journeys and 100s of employers hire emerging talent. He realized first-hand that given access to personalized advice & regular support, job seekers achieve much better career outcomes as well as better satisfaction from the jobs they choose.

However, such personalized support was only available in a one-on-one setting, and was not scalable or affordable to all job seekers.

Abhy's data-senses started tingling and he started testing prototypes of how personalized support can be made scalable using job-market data-driven career pathways that adapt to a job-seeker's skills & interests.

After feedback from 1000s of job seekers and assembling a team of impact-driven rockstars, CareerGenie came to life!

team of impact-driven rockstars, CareerGenie came to life.

CareerGenie makes personalized career guidance available anywhere, anytime


Dream career...
START
Career
Genie
AI - powered personalized career pathways

Let's step into the shoes of today's talent


CareerGenie Pitch ▶ Problem
Jaya is struggling with Job Search
checks 3-4 job boards
blindly applying
sent 250 applications



Jaya feels **overwhelmed**, **alone** and **demotivated**.

There are **millions like her** out there.

Jaya's problem is part of a much bigger job market crisis

CareerGenie Pitch ▶ Why now?

Skills Acquired ≠ Skills Required

By 2025, **50% of all employees** will need upskilling and reskilling (**1.65B people**)
- World Economic Forum

US alone spends **~$375B annually** bridging the Education-to-Employment gap
- Achieve Partners

Global economy loses **8.5 Trillion $ in annual unrealized revenue** due to talent mismatch
- Korn Ferry

Sources: **World Economic Forum**, **Achieve Partners**, **Korn Ferry**

This put us on a mission to transform how people choose their next career move. Not everyone can access a career

advisor, so we bring data-driven personalized support to them to their mobile.


CareerGenie Pitch ▶ Solution
Jaya receives Guidance & Motivation
micro-tasks & notifications
AI-guided career paths
curated jobs & tracking
application & interview prep
connect with experts & recruiters
leaderboards & team quests

We use AI to make career navigation personal and easy - think Duolingo for Job Search!


CareerGenie Pitch ▶ Solution
Check our 1-min Demo
Job Search made fun and effective
Track Jobs at your fingertips
Matching Jobs from ANY job board
Identify and fill Skill Gaps
24x7 Career Coach
My Jobs Tracker
APPLIED


INTERVIEW
OFFER
ACCEPTED

Check out our **[1-min product glimpse]** and our **[5-min detailed demo]**.


Welcome to CareerGenie!
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Land your dream job with CareerGenie!
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Let's change lives and livelihoods together
Career Genie
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Download on the App Store
GET IT ON Google Play

OR

Download the app now and experience it yourself!

We support education institutions in improving career outcomes of their job seekers

CareerGenie Pitch ▶ Partner Analytics

Our partners gain visibility on their job seekers


CareerGenie
Dashboard
6,452
42,502
1,263
42,502
Active Students
Job Notifications
Top Employers
Top Jobs
Top Pathway

- Custom Career Pathways
- Measure Career Progress
- Access Job Board
- Promote Partner Employers

Our revenue model is driven by the impact we make in super-charging your job hunt

CareerGenie Pitch ▶ Subscription Model for Job Seekers

All-in-one Career Manager for Job-seekers



Free Starter Pack

Career Recommendations

10 - 20 $
per month




Skill Building Resources	**Premium Features**
Interview Questions	AI Mock Interviews
1 Free Resume Review	AI Career Coach
Apply to 5 Jobs for Free	Matched Job Alerts
5 Free Searches for Experts & Recruiters	1-Click Tailored CVs
	Pathway Communities

And career support teams gain value from the visibility they get over their job seekers' journey and customizing the experience of their job seekers



Analytics & Custom Pathways for Partners

Career Support Teams at **Universities**

Career Support Teams at **Online Learning Providers**

Career Support Teams of **Professional Communities**

$5k - $20k
per year for
Career Outcomes Hub

+ premium job seeker license bundles

Partners with mandate to **improve career outcomes** of their students / members

We differentiate in the upcoming career-tech space with our skills

data-driven personalization as well as the fluid mobile experience

CareerGenie Pitch ▶ Differentiaion

We deliver employment-driven personalized upskilling experiences

Most desired features	LinkedIn	FutureFit AI	Handshake	audo	CareerGenie
Mobile-first increased accessibility & engagement	✓	-	✓	-	✓
Career Discovery navigating information overload	-	✓	-	✓	✓
Personalized Pathways reduced gap b/w talent and jobs	deprecated	* partial	-	* partial	✓
Gamification & Networking making journeys easy to navigate	✓	-	-	✓* *only Gamification	✓
AI Career Coach answering queries 24 x 7	✓* *only LinkedIn Learning	✓	-	-	✓
Community Solutions integrated into universities & workforce groups	✓	✓	✓	-	✓

However, our biggest differentiator is our strong impact-focused team

CareerGenie Pitch ▶ Why us?

We make data-driven career development engaging & accessible to emerging talent

14+ years
in designing **Career Education & Advising** experiences for over 90,000 university students & alumni

34+ years
in building **tech products with AI** components and advising on digital talent & infrastructure of enterprises

20+ years
in **startups from early stage to growth** stages. Our CTO, is a 2x founder and took his last company to $50M in transactions.

Higher-Ed Relationships

across US, Europe, Africa, LATAM & Asia

We are experts in Careers, Education & Data

Abhy
CEO

5+ years in Careers & Employers Mgmt
10+ years in Data, Tech & Startups

Madrid

Ricardo
TECH & GROWTH

2X Founder & CEO
12+ years in Product development & Growth
4+ years in Data Science

Kuala Lumpur

Irina
CONTENT & STRATEGY

8+ years in Career Education & Advising
15+ years in Asset Mgmt. & Private Equity

New York

Stephan
PARTNERSHIPS

3+ years as COO at a Workforce Dev Startup
7+ years at various Impact Foundations

New York

Mathieu - PRODUCT ADVISOR
Co-Founder @ OPENCLASSROOMS

Angel - AI ADVISOR
PhD in NLP & AI, **12+** years in Data Science

And this, is only the beginning of our vision to make career navigation engaging & accessible

---

We're on our way to first 10k users

Backed by techstars_ & ■ Microsoft **for Startups**

Scalable pilots partners
Access to 150,000+ job-seekers

    

Spain · US & LATAM · Nigeria · Global · US

❗ One pilot partner has already decided to replace *Handshake*

Beta Launch
Mobile career journeys
Jan 2023



Beta users love what we're building

2000+
sign-ups

1000+
journeys started

500+
jobs applied to

"I have never seen an app bring all important career resources in one place! It saves me so much time in managing my preparation and applications!"

- Sreeja, Master in Business Administration (MBA) student

"The interface is super-friendly, making the job search process smooth and enjoyable, and helped me make informed decisions about my professional path."

- **Alex**, aspiring Data Scientist

"Interview prep is so easy with CareerGenie's tailored example answers and on-the-go practice with AI."

- **Aki**, Master in Computer Science alumnus

So far, $410k+ from early supporters allowed us to build a guided mobile career navigation experience and the skills data infrastructure behind it

We are now looking for your support in helping us make this experience more robust and accessible to more career changers & advancers

We are raising $120k in SAFEs through a WeFunder community round to help at least 10k users land their dream job!

The support will help us:

- Deliver on our **5 signed pilot partnerships**
- Build **20 new partnerships** to reach more job-seekers
- Launch **premium features** that enhance talent match
- Begin **D2C marketing campaigns** to onboard job-seekers
- Gear us up for a **SEED round** within the next 10 months





CareerGenie Pitch ▶ Roadmap
Adding value to job-seekers post-employment
$30 / quarter per user
$10k -$20k ACV per university
Cohort-based Coaching
Points-based encouragement system
Reddit for Job Search
Expert-led Communities
Vertical Career Growth
Career Transitions
Beta App
Outcomes Hub for Higher-ed
Premium Subscription
Leaderboard
Community Discussions
Career Advancement
Jan 2024
Mar 2024
June 2024
Sep 2024
Dec 2024
Mar 2025

Forward-looking statements are not guaranteed.

If you resonate with our mission and want to contribute towards making meaningful careers more accessible, join our community of early supporters now!



Let's change lives
and livelihoods



together

Career Genie

AI - powered personalized career pathways



